UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

Commission File Number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2-3-1 Daiba, Minato-ku

Tokyo 135-0091, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Issuance of Convertible Corporate Bonds

On October 8, 2024, MEDIROM Healthcare Technologies Inc. (the “Company”) entered into a Second Unsecured Convertible-Type Corporate Bonds with Share Options Purchase Agreement (the “Bond Purchase Agreement”) with Triple One Investment Partnership, a Japanese investment limited partnership, as bond holder and purchaser (the “Bond Holder”), in connection with the proposed purchase of an aggregate principal amount of JPY 300,000,000 of the Company’s convertible corporate bonds due 2027 (the “Bonds”). The Bonds will be issued in denominations of JPY 100,000,000.

The Bond Purchase Agreement includes customary representations, warranties, and covenants. The proposed sale of the Bonds is expected to close on October 25, 2024 (the “Closing Date”), on which date the Bonds will be issued to the Bond Holder under the Terms of Second Unsecured Convertible-Type Corporate Bonds with Share Options (the “Indenture”) pursuant to the Companies Act of Japan. Under the Indenture, the Bonds will be unsecured, accrue interest at a rate of 2.0% per annum, payable on June 30, 2025 and semiannually thereafter, and will mature on October 29, 2027 (the “Maturity Date”), unless earlier redeemed or converted. At any time between October 25, 2024 and the Maturity Date, the Bond Holder may convert each Bond at its option, in whole but not in part, into common shares, no par value, of the Company. The conversion price is JPY 957 per common share, subject to customary adjustments upon the occurrence of certain events, and was determined based on the weighted average price, converted to Japanese yen, of the Company’s American Depositary Receipts (“ADSs”), each representing one common share, during the six months prior to September 30, 2024. The Company may not repay the Bonds prior to the Maturity Date; provided, however, that the Company, acting with the agreement of the Bond Holder, may repurchase and cancel the Bonds prior to the Maturity Date. Under the Indenture, the Bond Holder may not be transfer the Bonds without the consent of the Company’s board of directors.

Upon the occurrence of certain conditions, the Bond Holder may demand immediate repayment of the Bonds under the Indenture. These conditions include, among others, the Company’s failure to timely pay interest and failure to remedy the nonpayment within 14 days; certain other default events regarding other indebtedness incurred or guaranteed by the Company; the Company resolving to commence bankruptcy, civil rehabilitation, or similar proceedings, or receiving an order to commence such proceedings; or an asset essential to the Company’s business operations becoming subject to compulsory execution or provisional attachment, or the occurrence of other circumstances which significantly damage the creditworthiness of the Company.

The gross proceeds from the sale of the Bonds are expected to be JPY 300,000,000. The Company intends, but is not obligated, to use the proceeds from the sale of the Bonds for investment in its Digital Preventative Healthcare Segment and other general corporate or financing purposes that the Company determines to be appropriate from time to time. With respect to its Digital Preventative Healthcare Segment, as a general matter, the Company plans to continuously invest in and improve the functionality of the MOTHER Bracelet® by developing algorithms to more accurately measure health data, expand the scope of available health data, improve the data connectivity between a larger number of MOTHER Bracelet® products and Gateway tools at the same time, and improve the user experience of REMONY® software, so that all these  products can contribute as an integrated platform to success of the Company’s business customers, and plans to invest in acquiring a larger inventory of the Company’s existing MOTHER products.

The Bonds will be issued and sold outside the United States in reliance upon the safe harbor provided by Regulation S promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Bonds, the common shares issuable upon the conversion of the Bonds, and any ADSs that may represent such common shares issuable upon the conversion of the Bonds have not been registered under the Securities Act, or any other securities laws, and may not be offered or sold in the United States absent registration or applicable exemption from registration requirements.

Cautionary Statement Regarding Forward-Looking Statements

This report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include the Company’s expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties related to the risks set forth under “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on June 18, 2024 and in the Company’s other filings with the SEC. The transactions described in this report on Form 6-K may not be consummated for a variety of reasons, and, even if consummated, the Company may not realize some or even all of the anticipated benefits from the transactions. In addition, if consummated, there is a risk that the transactions may have an adverse impact on the Company’s business, financial condition, and results of operations. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Other than as indicated below, the information in this report on Form 6-K (including the exhibits hereto), shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, as amended, except to the extent specifically provided in such a filing. The registrant hereby incorporates this report on Form 6-K (excluding the exhibits hereto) by reference into and as part of the Company’s registration statement on Form S-8 (Registration No. 333-274833), filed with the SEC on October 3, 2023, and this report on Form 6-K shall be deemed to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference into such registration statement) by the Company.

EXHIBIT INDEX

Exhibit No.	Description
4.1*	Purchase Agreement, dated October 8, 2024, between the Company and the Bond Holder [English Translation]
4.2	Indenture relating to the Bonds [English Translation]

* Pursuant to Item 601(a)(6) of Regulation S-K promulgated under the Securities Act, certain personally identifiable information has been omitted from this exhibit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIROM HEALTHCARE TECHNOLOGIES INC.
Date: October 11, 2024
	By:	/s/ Fumitoshi Fujiwara
Name: Fumitoshi Fujiwara
Title: Chief Financial Officer